NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 29, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 18, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Urstadt Biddle Properties Inc. and Hercules Merger Sub, LLC, a wholly owned subsidiary of Regency Centers Corporation, became effective before market open on August 18, 2023. Each share of Common Stock of Urstadt Biddle Properties Inc. was exchanged for 0.347 of a share of Regency Centers Corporation Common Stock. Each share of Class A Common Stock of Urstadt Biddle Properties Inc. was exchanged for 0.347 of a share of Regency Centers Corporation Common Stock. Each 6.250% Series H Cumulative Redeemable Preferred Stock, $0.001 par value per share of Urstadt Biddle Properties Inc. was exchanged for One (1) share of Regency Centers Corporation 6.25% Series A Cumulative Redeemable Preferred Stock. Each 5.875% Series K Cumulative Redeemable Preferred Stock of Urstadt Biddle Properties Inc. was exchanged for One (1) share of Regency Centers Corporation 5.875% Series B Cumulative Redeemable Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on August 18, 2023.